December 21, 2009

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E., Mail Stop 3010

Washington, D.C. 20549

Re:      Behringer Harvard Opportunity REIT II, Inc.

Pre-Effective Amendment No. 1 to Post-Effective Amendment No. 8 to Form S-11

Registration Statement filed on December 17, 2009

File No. 333-140887

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Behringer Harvard Opportunity REIT II, Inc. (the “Registrant”) hereby respectfully requests the withdrawal, effective immediately, of Pre-Effective Amendment No. 1 to Post-Effective Amendment No. 8 filed on December 17, 2009 together with all exhibits thereto (collectively, “Amendment No. 1”), to its Registration Statement on Form S-11 (File No. 333-140887) (the “Registration Statement”).

The Registrant requests the withdrawal of Amendment No. 1 because it was filed on form S-11/A as a pre-effective amendment to the Registration Statement and should have been filed on form POS AM as a post-effective amendment to the Registration Statement.  No securities were sold pursuant to Amendment No. 1.

Please note that the Registrant is filing this application to request withdrawal of Amendment No. 1 only and is not applying for withdrawal of the entire Registration Statement.

******

15601 Dallas Parkway, Suite 600
Addison, Texas 75001-6026
www.behringerharvard.com
Main:	866.655.3600 (toll-free)
Fax:	866.655.3610 (toll-free)

If you have any questions regarding this matter, please contact Robert H. Bergdolt of DLA Piper LLP (US), the Registrant’s securities counsel, at (919) 786 - 2002.  Thank you for your attention to this matter.

Sincerely,

/s/ Gerald J. Reihsen, III

Gerald J. Reihsen, III
Executive Vice President
Behringer Harvard Opportunity REIT II, Inc.